DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04011487

March 2, 2004

Andrea L. Dulberg
Chief Counsel-Securities Law
International Paper Company
400 Atlantic Street
Stamford, CT 06921

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/2/2004

Re: International Paper Company
Incoming letter dated January 16, 2004

Dear Ms. Dulberg:

This is in response to your letter dated January 16, 2004 concerning the shareholder proposal submitted to International Paper by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 11 2004
THOMSON
FINANCIAL

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, NW
Washington, DC 20001

1283246

ANDREA L. DULBERG
CHIEF COUNSEL – SECURITIES LAW

400 ATLANTIC STREET
STAMFORD, CT 06921
(T) 203.541.8396
(F) 203.541.8262

January 16, 2004

RECEIVED
2004 JAN 21 AM 11:02

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Securities Exchange Act of 1934 – Rule 14a-8**
Shareholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

International Paper Company ("IP") has received the cover letter and shareholder proposal attached as Exhibit 1 hereto (the "Proposal") from the United Brotherhood of Carpenters Pension Fund (the "Fund") for inclusion in the proxy materials for, and submission to a vote of the shareholders of IP at, the 2004 annual meeting of shareholders (the "2004 Annual Meeting").

The Proposal requests that IP's Board of Directors and the Board's Management Development and Compensation Committee overturn the Company's current process for determining compensation of its CEO and other senior executives. In its place, the Proposal seeks to impose a cap on the Company's compensation of senior executives with a program including the following principal features: (1) a salary for the chief executive officer ("CEO") that is targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually, with no senior executive to be paid more than the CEO, (2) annual bonuses for senior executives based on well-defined quantitative and qualitative performance measures and not to exceed 100% of base salary, (3) long-term equity compensation to senior executives in the form of restricted shares, rather than stock options, subject to various vesting, holding and value restrictions, (4) severance payments of no more than one-year's salary and bonus and (5) disclosure of key components of IP's executive compensation program in the Compensation Committee's report to shareholders, with variances from the terms of the Proposal explained in detail.

IP intends to omit the Proposal from its proxy materials for the 2004 Annual Meeting pursuant to the following provisions of Rule 14a-8(i):

- Rule 14a-8(i)(10), because the Proposal has been substantially implemented to provide long-term equity compensation for IP executive management in the form of restricted shares instead of stock options;

- Rule 14a-8(i)(7), because the Proposal relates to IP's ordinary business operations; and

- Rule 14a-8(i)(3), because the Proposal, together with the supporting statement, is false and/or misleading with respect to material facts and omits to state material facts necessary in order to make the Proposal not false or misleading.

Our explanation, with supporting authority, of why we believe IP may exclude the Proposal is set forth below.

The Proposal Has Been Substantially Implemented

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal from its proxy materials where a company has already "substantially implemented" the elements thereof. Where a company can demonstrate that it has already taken actions to address the fundamental elements of a shareholder proposal, the Staff has concurred that the proposal may be excluded as moot. See, e.g., The Gap, Inc. (March 8, 1996); Nordstrom Inc. (February 8, 1995).

The Proposal has been substantially implemented insofar as it requires long-term equity compensation for senior executives to be in the form of restricted shares rather than stock options. IP's Board of Directors, upon the recommendation of its Management Development and Compensation Committee, a committee of the Board comprised wholly of independent directors (the "MDCC"), has determined to discontinue IP's option plan for executive management and substitute in its place restricted shares under IP's Performance Share Plan ("PSP"). The PSP is wholly performance-based, using criteria, which measure IP's financial performance against that of its competitors, to determine the size of the grant.

The elements of the Proposal relating to CEO salary (targeting salary at the mean of salaries paid at peer group companies with a maximum limit of $1,000,000 per year) have also been substantially implemented. The average base salary of a $25 billion publicly traded company was $1,403,296. IP's CEO received an annual base salary of $965,000, 31% below the average for a company its size and below the $1,000,000 maximum suggested by the Proposal. While no maximum limit has been imposed on CEO salary, by paying the CEO less than $1,000,000 in salary, the Board has implemented the essential objectives of the proposal. See The Talbots, Inc. (April 15, 2002); AutoNation, Inc. (March 5, 2003).

The Proposal's suggestion that annual bonuses for senior executives be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures has also been implemented. The MDCC reviews and approves all compensation for elected officers (which includes all senior executives), including annual incentive compensation. This review takes into account well defined financial performance measures for IP, as well as the performance of the individual officer against specific objectives and goals determined annually.

70% of the performance of IP is determined by its ROI improvement and its relative rank against its industry competitors, while the remaining 30% of company performance is determined by specific and measurable goals around people, customers and operational excellence.

The provision of the Proposal relating to severance payments for senior executives has been substantially implemented as well. In response to a shareholder proposal included in IP's 2003 Proxy Statement, which received 61% of the votes cast at the 2003 annual meeting of shareholders (the "2003 Proposal"), the Board of Directors implemented a policy relating to severance agreements which limits any cash payment to two (2) times the individual's current base salary plus target bonus. While the Proposal seeks to limit severance payments to one year's salary and bonus, the severance policy approved by IP's Board of Directors substantially implemented the 2003 shareholder proposal and substantially implements the current Proposal as well by setting a strict limit on severance payments for senior executives.

Finally, the Proposal requests that key components of the executive compensation plan be outlined in the MDCC's report to shareholders, with variances from the Proposal explained in detail. This feature of the Proposal has been implemented as well. As required by the proxy rules, IP's proxy statement includes a Report of the MDCC, which provides details of IP's compensation structure and the compensation paid to the five most highly compensated executives. The fact that the report does not compare the current compensation structure to the Proposal is immaterial as the current report provides sufficient details for the Proponents to make their own comparisons. This is consistent with the Staff's position holding that proposals requesting the disclosure of information to shareholders are moot where the issuer has already publicized the type of information requested by the proposal. McDonald's Corporation (March 11, 1991); Woolworth Corporation (April 11, 1991).

Rules 14a-8(i)(10) does not require that a proposal be implemented in full to be moot. Rather, the standard is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. Texaco, Inc. (March 28, 1991). As discussed above, IP's compensation structure, current disclosure and recent policy decisions of the Board of Directors relating to severance payments substantially implement the essential objectives of the Proposal.

The Proposal Relates to the Ordinary Business Operations of IP

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations.

We understand that the Staff has consistently viewed proposals relating to executive compensation policies and practices as proper subject matter for shareholder proposals. See, e.g. Fluor Corporation (March 10, 2003), Verizon Communications Inc. (January 24, 2003), SBC Communications Inc. (February 5, 2003) and First Energy Corporation (February 27, 2001). We do not dispute that the Proposal has been carefully drafted to appear to be limited to the compensation of senior executives of IP, which would be consistent with the Staff's own phrasing in numerous no-action letters. See, e.g., Reebok International Ltd. (March 16, 1992) (noting that it is the Staff's view that "proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business") and Battle Mountain Gold Company (February 13, 1992) (permitting a proposal calling for a reduction in management salaries and stock options to be included in the company's proxy materials if the shareholder submits an amended proposal clearly limited to salaries of the company's executive officers).

Nonetheless, by seeking to impose fixed limits on CEO and senior executive compensation that may be lower than the compensation paid to certain sales employees below the executive level, the Proposal would overturn the Company's compensation system. If, in order to accommodate the Proposal, IP reduced its sales employees compensation, IP's ability to attract and retain its key employees would be adversely affected. Sales employees and key executives are critical to IP's ordinary business operations. Under these circumstances, exclusion of the Proposal from IP's proxy materials would be consistent with the Staff's long-standing position that shareholder proposals relating to "general compensation issues" may be omitted from proxy materials as relating to ordinary business operations. See, e.g., E.I. duPont de Nemours and Company (March 15, 2001) (allowing the exclusion of a proposal that provided that "no one" at a DuPont site will receive a bonus unless all employees at that site receive a bonus), Lucent Technologies Inc. (November 6, 2001) (allowing the exclusion of a proposal that provided for the reduction of the salaries of "all officers and directors" by 50%), and Minnesota Mining and Manufacturing Company (March 4, 1999) (allowing the exclusion of a proposal that limited the yearly percentage increase of the top 40 executives' compensation because it related to ordinary business operations).

We also note that in order to maintain orderly succession and leadership, IP must recruit its senior executives from outside the company, as well as from its most successful and productive employees. These key employees could earn amounts in excess of the compensation called for in the Proposal for the CEO. IP's compensation structure is a disciplined system, applied throughout the company, that emphasizes pay for performance and is monitored by the MDCC, an independent committee of the Board of Directors. Fixed compensation is kept low and annual incentive compensation is strongly emphasized, thereby encouraging high performance and ensuring that pay and performance are closely linked. Imposing a fixed limit on the CEO's salary and bonus would act as a cap on the compensation that could be paid to other key employees.

By placing an arbitrary limit on the compensation for IP's senior executives that is lower than the compensation paid to non-executive professionals in the industry, the Proposal will directly and adversely affect IP's ability to determine compensation for non-executive employees. Thus, the Proposal would have a direct and significantly adverse effect on the general compensation policies and practices of IP.

For the foregoing reasons, we believe that the Proposal is excludable from IP's proxy materials under Rule 14a-8(i)(4) because it deals with a matter relating to IP's ordinary business operations, namely its general compensation policies and practices.

The Proposal's Supporting Statement Contains False and Misleading Statements and Omits to State Material Facts

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. Rule 14a-9 provides that no solicitation may be made "by means of any proxy statement . . . containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

We believe that the Proposal and its supporting statement may be excluded from IP's proxy materials under Rule 14a-8(i)(3) because they are materially false and misleading and omit to state material facts necessary in order to make the supporting statement not false or misleading contrary to the Commission's proxy rules as further described below.

In support of the Fund's assertion that compensation paid to executives at most companies, including IP, is "excessive, unjustified and contrary to the interests of [IP], its shareholders and other important corporate constituents", the Fund cites a 2003 compensation survey by United for a Fair Economy's Tenth Annual CEO Compensation Survey (the "Compensation Survey") which concludes that as of 2002 "the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1." The "average worker pay" used by United for a Fair Economy to calculate this ratio is, according to the Compensation Survey, derived from the Bureau of Labor Statistics' Average Weekly Hours of Production Workers and Average Hourly Earnings of Production Workers. The use of the U.S. production workers' average pay greatly exaggerates the gap between CEO pay and average worker pay since no consideration is given to the pay practices in the forest and paper products industry in which IP operates. According to the American Forest & Paper Association, the average straight time hourly rate for mill workers is $20.72. Specifically, IP pays its hourly employees (both mill workers and others) an average base hourly rate of $19.13. The hourly base rate for non-management salaried employees is approximately $26.76. As a combined group, IP's "average worker pay" is approximately $20.57, significantly above the $13.27 mean hourly wage in the United States for a production worker in the 2001 Bureau of Labor Statistics report on wages. Accordingly, we believe the inclusion of the statement from the Compensation Survey is misleading and in violation of Rule 14a-9.

For the foregoing reasons, we believe that the Proposal violates the proxy rules, including Rule 14a-9, because the Proposal, together with the supporting statement, is materially false and misleading and omits material facts necessary to make the supporting statement not false or misleading. Therefore, the Proposal, which would require detailed and extensive editing and research in order to bring it into compliance with the proxy rules, may be excluded in its entirety pursuant to Rule 14a-8(i)(3). See Staff Legal Bulletin No. 14 (July 13, 2001). If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety, we respectfully request that the Staff recommend exclusion of the statements discussed above.

Conclusion

Based on the foregoing, we believe IP may exclude the Proposal from the proxy materials for the 2004 Annual Meeting. We respectfully request that the Staff confirm that the Proposal may be excluded from such proxy materials.

Should you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at (203) 541-8396. Thank you for your prompt attention to this matter.

Pursuant to Rule 14a-8(j), enclosed for filing on behalf of IP are five (5) additional copies of this letter, as well as a receipt copy, and five copies of the letter dated November 24, 2003 from Douglas J. McCarron, on behalf of the Fund, to IP with the Proposal attached. A copy of this letter, with attachments, is simultaneously being sent to the Fund. Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope.

Sincerely,

Andrea L. Dulberg

Attachments: Exhibit 1 (cover letter and shareholder proposal)

cc: John V. Faraci, Chairman and Chief Executive Officer
Robert J. Eaton, Chairman, Management Development and Compensation Committee
Donald F. McHenry, Chairman, Governance Committee
Maura A. Smith, Senior Vice President, General Counsel and Corporate Secretary
Jerry N. Carter, Senior Vice President and Head of Human Resources

Mr. Edward J. Durkin (w/attachments)
Corporate Governance Advisor
United Brotherhood of Carpenters
Corporate Governance Project
101 Constitution Avenue, NW
Washington, D.C. 20001

Rec'd 11/25/03

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

November 24, 2003

Barbara L. Smithers
Vice President and Secretary
International Paper Company
400 Atlantic Street
Stamford, CT 06921

Re: Shareholder Proposal

Dear Ms. Smithers:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the International Paper Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's executive compensation policies and practices. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 8,100 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

Commonsense Executive Compensation Proposal

Resolved, that the shareholders of International Paper Company ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:

(1) Salary - The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.

(2) Annual Bonus - The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.

(3) Long-Term Equity Compensation - Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4) Severance - The maximum severance payment to a senior executive should be no more than one year's salary and bonus.

(5) Disclosure - Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Supporting Statement: We believe that compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a "wasteland that has not been reformed." (Institutional Shareholder Services senior vice-president, *Wall Street Journal*, "Executive Pay Keeps Rising, Despite Outcry," October 3, 2003). As of 2002, the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1 according to the United for a Fair Economy's Tenth Annual CEO Compensation Survey ("Executive Excess 2003 – CEO's Win, Workers and Taxpayers Lose.")

We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in the Commonsense proposal, which still offers executives the opportunity to build personal long-term wealth but only when they generate long-term corporate value.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Paper Company
Incoming letter dated January 16, 2004

The proposal requests the board to replace the current system of compensation for senior executives with a "Commonsense Executive Compensation" program, the details of which are set forth in the proposal.

We are unable to concur in your view that International Paper may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that International Paper may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that International Paper may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that International Paper may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that International Paper may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that International Paper may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Michael R. McCoy

Michael R. McCoy
Attorney-Advisor